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16012542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
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FEB 29 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapitalValue Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 University Blvd, Suite 400
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Younger 303-243-5601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauerle & Company, P.C.
(Name – *if individual, state last, first, middle name*)

7887 E Belleview Ave., Suite 700	Denver	Colorado	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Christopher J Younger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapitalValue Advisors, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

APRIL LYNN WILKINSON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144045057
MY COMMISSION EXPIRES NOVEMBER 24, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Value Advisors, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Capital Value Advisors (a Colorado Limited Liability Company) as of December 31, 2015 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Capital Value Advisors, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Value Advisors, LLC, as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Capital Value Advisors, LLC financial statements. The supplemental information is the responsibility of Capital Value Advisors, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauerle & Company P.C.
Bauerle and Company, P.C.
Denver, Colorado

February 26, 2016

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash		$ 1,565,915
Accounts Receivable		139,990
Prepaid Expenses		75,246
Total Current Assets		1,781,151
PROPERTY AND EQUIPMENT - AT COST		
Office Furniture and Equipment	$ 178,249	
Leasehold Improvements	168,715	
	346,964	
Less: Accumulated Depreciation	69,127	
Property and Equipment - Net		277,837
OTHER ASSETS		
Deposits		30,156
TOTAL ASSETS		$ 2,089,144

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 17,648
Retirement Plan Contribution Payable	216,786
Accrued Payroll	8,977
Total Current Liabilities	243,411
MEMBERS' EQUITY	1,845,733
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,089,144

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Commissions		$ 3,430,464
Services		527,217
Total Revenues		3,957,681
OPERATING EXPENSES		
Retirement Plan	$ 220,416	
Marketing and Business Development	142,148	
Bad Debt Expense	5,000	
Contract Labor	7,751	
Contributions	23,358	
Depreciation	51,673	
Dues and Subscriptions	56,810	
Employee Benefits	25,476	
Insurance	41,976	
Office Supplies	51,538	
Owner Compensation	125,316	
Professional Fees	(18,597)	
Regulatory Fees	18,197	
Rent	135,896	
Salaries, Bonuses, and Related Taxes	964,996	
Travel	29,910	
Total Operating Expenses		1,881,864
INCOME FROM OPERATIONS		2,075,817
OTHER INCOME		
Interest Income	1,706	
Other Income	9,172	
		10,878
NET INCOME		$ 2,086,695

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBERS' EQUITY - JANUARY 1, 2015	$ 1,383,535
Member Draws	(1,624,497)
Net Income	2,086,695
MEMBERS' EQUITY - DECEMBER 31, 2015	$ 1,845,733

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 2,086,695
Non-Cash Items Included in Net Income	
Depreciation	51,673
(Increase) Decrease in Assets:	
Accounts Receivable	(106,240)
Prepaid Expenses	(24,390)
Deposits	-
Increase (Decrease) in Liabilities:	
Accounts Payable	14,833
Retirement Plan Contribution Payable	22,813
Accrued Legal	(118,327)
Accrued Payroll	8,977
Net Cash Provided By Operating Activities	1,936,034
CASH FLOWS FROM INVESTING ACTIVITIES:	
(Purchases of) Property and Equipment	(36,731)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Draws	(1,624,497)
NET INCREASE IN CASH	274,806
CASH AT BEGINNING OF YEAR	1,291,109
CASH AT END OF YEAR	$ 1,565,915
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Interest Paid	$ -

The accompanying notes are an integral part of the financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company, and began operations in January 2010. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company provides advisory services to corporations who are engaged in merger and acquisition activities and the issuance of debt and equity securities to institutional investors and other corporations. The Company is not engaged in any underwriting activities.

As a registered broker-dealer, the Company is subject to regulatory oversight within the industry, including FINRA, the SEC, and the various securities commissions of the States and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining regulatory authority.

The Company is exempt from Rule 15c3-3 under subsection (k) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. The Company recognizes commission revenue on a settlement date basis. Service revenues from advisory and consulting engagements are recognized when the services are rendered.

Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2015, the Company had no cash equivalents.

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written-off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2015.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Financial Instruments and Concentrations of Credit Risk. The Company's financial instruments include cash, accounts receivable, accounts payable, and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their short-term nature.

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and accounts receivable. The Company periodically monitors its positions with, and the credit quality of, the financial institutions in which it maintains cash deposits. At times throughout the year, balances in various bank accounts may have exceeded Federally insured limits. The Company has not experienced any losses in such accounts.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral, as management believes they have collection measures in place to limit the potential for significant losses. At December 31, 2015, 60% of Accounts Receivable are due from four customers. For the year ended December 31, 2015, approximately 60% of Revenue was generated from three customers.

Advertising Expenses. Advertising costs are expensed in the period incurred. The Company did not incur any advertising costs in 2015.

Depreciation. Depreciation of property and equipment is recorded on the straight-line method for financial statement purposes over the estimated useful lives of the assets, which varies from three to seven years.

Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for Federal and State income tax reporting purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of its members and any resulting tax liability is the responsibility of the members. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Income Taxes. (Continued)

Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalties and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability mentioned above or further disclosure. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U. S. Federal and State of Colorado jurisdictions. These returns are currently open for income tax examinations under the statute of limitations by these jurisdictions for the years ended December 31, 2012 and after for Federal purposes, and for the years ended December 31, 2011 and after for the State of Colorado.

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through February 26, 2016, which is the date the financial statements were available to be issued. Management of the Company has not identified any subsequent events that require reporting or disclosure.

2 Property and Equipment.

A summary of the investment in property and equipment as of December 31, 2015, net of accumulated depreciation, is as follows:

Office Furniture and Equipment	$ 125,870
Leasehold Improvements	151,967
Property and Equipment - Net	$ 277,837

Depreciation charged to operations for the year ended December 31, 2015, was $51,673.

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of no less than $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital of $1,322,504, which was $1,306,195 in excess of its required minimum. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirement.

4 Minimum Future Lease Payments.

Effective October 1, 2014, the Company has entered into a long-term lease agreement for office space, expiring on December 31, 2024, with an option to renew for an additional five year period. The lease requires monthly rent payments of approximately $13,000, and commencing in 2016, the additional payment of certain operating expenses, as defined in the lease agreement.

The following are future minimum lease payments for the years ending December 31:

2016	$ 161,000
2017	163,000
2018	166,000
2019	168,000
2020	171,000
Thereafter	709,000
	$ 1,538,000

Rent Expense was approximately $136,000, for the year ended December 31, 2015.

5 Retirement Plan.

The Company has adopted a 401(k) profit sharing plan that covers all employees over the age of 21 who have completed one year of service. The Company makes safe harbor matching contributions to the plan, and at its discretion, may authorize additional matching and/or profit sharing contributions to the plan. The Company contributed $216,786 to the plan for the year ended December 31, 2015, which is payable to the plan and included in Current Liabilities as of December 31, 2015.The Company also incurred $3,630 in plan related expenses for the year ended December 31, 2015.

6 Legal Settlement.

In March 2015, the Company entered into a settlement agreement with Colorado Premium Foods related to litigation that originated in 2011. Under the terms of the settlement agreement, both parties agreed to fully resolve all claims between them in any way related to the litigation. Pursuant to the terms of the settlement agreement neither party paid any compensation to the other, the parties agreed to dismiss all claims against one another, and each party agreed to bear its own costs and fees. At December 31, 2014, the Company accrued $118,327 for legal fees related to this matter; however, during 2015, the Company negotiated an adjustment with its legal counsel and was not obligated for the previously accrued legal fees. As a result, professional fees included in the accompanying Statement of Operations are reported net of a credit of $118,327, resulting in a net amount reported of $(18,597).

SUPPLEMENTARY INFORMATION

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015

NET CAPITAL		
Total Members' Equity		$ 1,845,733
Deductions and/or Charges		
Non-Allowable Assets:		
Accounts Receivable	$ (139,990)	
Prepaid Expenses	(75,246)	
Property and Equipment	(277,837)	
Deposits	(30,156)	
Total Non-Allowable Assets		(523,229)
NET CAPITAL		$ 1,322,504
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$ (26,625)	
Retirement Plan Contribution Payable	(216,786)	
AGGREGATE INDEBTEDNESS		$ (243,411)
MINIMUM NET CAPITAL REQUIRED		$ 16,309
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT		$ 1,306,195
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		18.4%

Reconciliation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1 to FOCUS Report:

	Aggregate Indebtedness	**Net Capital**
Per FOCUS Report	$ 173,834	$ 1,392,080
Adjustment to accrue for employer contribution to retirement plan	64,576	(64,576)
Other adjustments	5,000	(5,000)
Per Audited Financial Statements	$ 243,410	$ 1,322,504

See Report of Independent Registered Public Accounting Firm.
The preceding notes are an integral part of this supplemental information.

Bauerle
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Value Advisors, LLC
Denver, Colorado

We have reviewed management's statements, including in the accompanying Exemption Report, in which (1) Capital Value Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k), under which Capital Value Advisors, LLC claimed an exemption from 17 C.F.R §240.15c3-3 under the exemptive provision of 17 CFR §240.15c3-3(k) (1) Limited Business, and (2) Capital Value Advisors, LLC stated that Capital Value Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Value Advisors, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Value Advisors, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) – Limited Business Exemptive Provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bauerle & Company P.C.
Bauerle and Company, P.C.
Denver, Colorado

February 26, 2016

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111
MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

CapitalValue Advisors, LLC's Exemption Report

CapitalValue Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3: Rule 17a5(d)(1)(i)(B)(2). The Company met the identified exemption provisions in 17 CFR 240.15c3-3(k) throughout the most recent fiscal year without exception.

CapitalValue Advisors, LLC

I, David Tolson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



By: David Tolson, Managing Director

February 25, 2015

CAPITAL VALUE ADVISORS, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION
AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

CAPITAL VALUE ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS
TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

DECEMBER 31, 2015



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of Capital Value Advisors, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Capital Value Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Capital Value Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7. Capital Value Advisors, LLC's management is responsible for Capital Value Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle & Company P.C.
Bauerle and Company, P.C.

February 26, 2015

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

CAPITAL VALUE ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2015

GENERAL ASSESSMENT		$ 7,494
LESS PAYMENTS MADE:		
Date Paid:	Amount	
August 12, 2015	$ 1,312	
Total Payments Made		1,312
Total General Assessment Balance or (Overpayment)		$ 6,182
Payment Made with Form SIPC-7		$ 6,182

See independent accountants' report.

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF SIPC GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2015

TOTAL REVENUE		$ 3,957,681
ADDITIONS:		
None		
DEDUCTIONS:		
Interest Income	$ 1,706	
Fees Earned - Not Securities Related	958,259	
Total Deductions		959,965
SIPC NET OPERATING REVENUES		$ 2,997,716
GENERAL ASSESSMENT @ .0025 (minimum $150)		$ 7,494

See independent accountants' report.